                                                              EXHIBIT 99.3

                     CHIEF EXECUTIVE OFFICER CERTIFICATION
                      PURSUANT TO 18 U.S.C. SECTION 1350

      In connection with this annual report of Ultrapetrol (Bahamas) Limited (the "Company") on Form 20-F for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer of the Company, hereby certifies pursuant to 18 U.S.C. Section 1350 that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

      This certification is made solely for the purposes of 18 U.S.C. Section 1350, and not for any other purpose.


/s/ Felipe Menendez Ross
--------------------------------
Felipe Menendez Ross

Director, Chief Executive
Officer, and President

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